

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Adam M. Aron
President and Chief Executive Officer
AMC Entertainment Holdings, Inc.
One AMC Way
11500 Ash Street
Leawood, Kansas 66211

Re: AMC Entertainment Holdings, Inc.
Registration Statement on Form S-3
Filed August 28, 2020
File No. 333-248481

Dear Mr. Aron:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services